May 24, 2010

Mail Stop 4720

Dr. Philip Arlen
Chief Executive Officer
Neogenix Oncology, Inc.
445 Northern Boulevard, Suite 24
Great Neck, NY 11021

Re: Neogenix Oncology, Inc.
Registration Statement on Form 10-12G, filed April 30, 2010
File No. 000-53963

Dear Dr. Arlen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that your Form 10 will automatically go effective 60 days after it was filed. At this time, your reporting obligation under the Securities Exchange Act of 1934 commences.

2.   Comments on your Confidential Treatment request will be delivered under separate cover.

3.   Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

4. Throughout the draft registration statement, you cite various estimates, statistics and other figures. For example:

    - Page 2: "Deaths from cancer worldwide are projected to continue rising, with an estimated 9 million people dying from cancer in 2015 and 11.4 million in 2030."
    - Page 3: "Management estimates that the market for pancreatic, colorectal, lung, cervical and prostate cancers to be approximately 70% of the total worldwide market."
    - Page 3: "Many scientists and physicians believe that mAbs are an ideal biological agent to use to treat cancers because they are thought to be highly specific to the epitope they recognize; they are believed to be well tolerated when humanized from the animal form..."

    In the registration statement, please attribute these statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

Cautionary Language Regarding Forward-Looking Statements and Industry Data, page ii

5. You state that information regarding market and industry statistics is based on information available to you which you believe is accurate. Please delete the statement "We cannot assure stockholders of the accuracy or completeness of such data included in this registration statement."   It is not appropriate to disclaim liability for any statements in your registration statement.

Where You Can Find More Information, page ii

6. You disclose that your website is located at http://www.neogenix.us. Furthermore, you disclose that when your registration statement is effective, you will make available, through a link to the SEC's Web site, electronic copies of the materials you file with the SEC. It appears that your website currently requires a login and password to access the website. Please advise us whether you intend to retain the requirement to have a login and password to access your website.

Item 1. Business, page 1
General

7. You have filed your Services Agreement with Selexis SA as a material contract pursuant to Item 601(b)(10) of Regulation S-K, but have not disclosed the material terms of this agreement in your registration statement. Please expand your disclosure to provide a description of all material terms of the agreement, including but not limited to, each parties' rights and obligations, material limitations, payment provisions, exclusivity provisions, and term and termination provisions.

8.   In an appropriate location in your document, provide a description of your agreement with Selexis and all of the agreement's material terms. At a minimum the discussion should include:

- The nature of the agreement including identification of the products you are developing using Selexis' technology;
- Each party's rights and obligations;
- Whether you have exercised the option to enter into the license agreement; and
- Term and termination provisions.

9.   If you have entered into a license agreement, you should also discuss:

- The actual products and/or product candidates under the license;
- The royalty term;
- Whether your license is exclusive and the activities that the license allows you to engage in;
- Aggregate amounts paid and potential milestone payments under the license agreement; and
- Royalty percentage or a range of ten percent or less in which the royalty percentage falls.

Our Company, page 1

10.   Please expand your introduction to disclose that you have not generated revenues from operations, have never been profitable and the amount of your accumulated deficit as of March 31, 2010.

11.   You disclose that the clinical trial of NPC-1C was recently placed on clinical hold pending FDA's approval of that an amendment to your IND application. Please expand your disclosure here and on page 5 to disclose the adverse events that was experienced by two patients, how the adverse event was resolved and when you expect to submit an amendment to your IND application.

12.   You disclose that no measurable adverse effects were observed with the patients in the Early Clinical Trials. To the extent you are aware of any material side effects that were observed with the patients in these trials, please expand your disclosure to describe the material side effects.

13.   Please expand this discussion to provide the following information:

- With respect to the acquisition of the original vaccines and tumor associates antigens in 2004, please identify the party that transferred these to you. File the agreements and describe the material terms of the agreement in your registration statement. If this is the agreement that is described in Note J(3) to the financial statements, your discussion of the agreement should include the number of shares issued in the acquisition, the value of these shares and which of your product candidates are dependent on the assets acquired, your ongoing obligation to pay royalties and when this obligation terminates, and any other material terms.

- With respect to your acquisition of assets from International Bio-Immune Systems, please provide a description of the agreement transferring these assets, including the consideration paid for the assets, royalty provisions and any other material terms. Additionally, identify your founding stockholder and disclose his position at IBS and the extent of his investment in IBS at the time of the transaction.

Please file these agreements pursuant to Item 601(b)(2) or (10) of Regulation S-K or provide us with an analysis supporting your determination that you are not required to file them

Neogenix Oncology: Our Distinctive Approach, page 3

14.   Please provide the basis for your belief that the specific antibodies that you possess are not being pursued by others at the present time. Please also clarify whether you believe that you have exclusive rights to the tumor associates antigens.

15.   Please clarify what is included in your "TAA library."

Product Development and Commercialization Plan, page 4

16.   Please delete the statement "We believe that upon receipt of favorable feedback from the FDA, the clinical hold will be lifted." It is not appropriate to assume that you will receive favorable feedback from the FDA. Please delete the statement.

17.   For each efficacy study, please expand disclosure to discuss all endpoints, P-values and indicate whether the results were statistically significant.

Intellectual Property, page 16

18.   Please expand your disclosure to disclose the expiration date of each patent.

Item 1A. Risk Factors, page 17

19.   You state that "The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations and financial results." It is not

appropriate to warn investors about risks that are not described in your document. Please revise to remove these statements.

“We have no products available for sale and do not expect to have any products available for sale for at least the next 12 months, if at all.” page 18

20. Please supplementally advise us your basis for the statement that you do not expect to have any products for sale for at least the next twelve months, rather than a longer time period.

21. Additionally, clarify that it will be significantly longer before you can expect that any of your therapeutic products could be available for sale.

“Any failure by our collaborative partners and other third-parties on which we rely to adequately produce and test our cell lines…” page 19

22. You disclose that you rely on a small number of strategic partners for critical services for your business, including manufacturing and testing. The loss of any one of these relationships could have an adverse material impact on your business. Please file a copy of each agreement pursuant to Item 601(b)(10) of Regulation S-K. Please expand the disclosure in the Business section to disclose all the material terms of the each agreement, including but not limited to, any payment provisions (i.e. upfront payments, aggregate milestone payments, a range of royalty payments, etc.), exclusivity provisions, rights and material obligations and term and termination provisions. Alternatively, if you do not believe you are substantially dependent on these agreements please provide a detailed analysis that supports your conclusion.

“We may incur material cost increases as a result of product liability claims…” page 21

23. Please disclose your level of liability insurance coverage and briefly describe what potential liabilities are and are not covered. Please also disclose the cost to you of such coverage, if material.

“Our controlling shareholders may exercise significant control over us.” page 28

24. You disclose in this risk factor that Philip Arlen, Peter Gordon and Myron Arlen control in the aggregate approximately 27.2% of your outstanding common stock as of March 31, 2010. This does not appear to be consistent with the beneficial ownership table provided on page 34. Please explain the inconsistence or revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison for the Year Ended December 31, 2009 and December 31, 2008
General and administrative expenses, page 31

25.   Please revise your disclosure to discuss the reason for the significant increase in
        stock based compensation in the year ended December 31, 2009. Specifically,
        disclose the nature of the underlying obligations to employees and non-employees
        and the types of services performed by these parties which resulted in the
        significant increase in stock options granted in 2009.

Research and development expenses, page 31

26.   You disclose that conducting a significant amount of research and development is
        central to your business model. Please revise your disclosure related to your
        research and development activities to address the following for each major
        research and development project:

        •   The costs incurred during each period presented and to date on the project;
        •   The nature, timing and estimated costs of the efforts necessary to complete the
            project;
        •   The anticipated completion dates;
        •   The risks and uncertainties associated with completing development on
            schedule, and the consequences to operations, financial position and liquidity
            if the project is not completed timely; and finally,
        •   The period in which material net cash inflows from significant projects are
            expected to commence.

        If research and development costs are not maintained by project, disclose that fact
        and explain why management does not maintain and evaluate research and
        development costs by project. Provide other quantitative or qualitative disclosure
        that indicates the amount of the company's resources being used on the project.

        To the extent that dates or amounts are not estimable, disclose the facts and
        circumstances that preclude making a reasonable estimate.

Critical accounting policies and estimates, page 31

27.   Your referral to disclosure in Note C of the financial statements does not meet the
        cautionary advice regarding disclosure about critical accounting policies
        contained in Release FR-60 and it does not provide disclosure of critical
        accounting estimates contained in Section V of Release FR-72. Also, it is not
        clear from your disclosure which accounting policies in Note C are critical
        accounting policies and estimates.   Further, Note C does not appear to disclose
        the judgments and uncertainties affecting the application of those policies or the

likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please revise your disclosure or tell us how your disclosure meets the guidance in these Releases.

Liquidity and Capital Resources
Cash Flows for the Year Ended December 31, 2009, page 33

28.   Please expand your discussion regarding net cash used in operating activities to address material changes in the underlying drivers including the specific inflows and outflows generated. Consistent with Section IV of Release FR-72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company's cash flows and the indicative value of historical cash flows. Also, expand your disclosure to specifically address cash flows due to changes in prepaid expenses and accounts payable and accrued expenses.

29.   Based on your disclosure it appears that all of the increase in cash used in investing activities for 2009 was attributable to the purchase of restricted certificates of deposits. Please expand your disclosure to address other material uses of cash such as property and equipment.

Item 5. Directors and Executive Officers, page 35

30.   Please revise your disclosure to provide the information required by Item 401(e) of Regulation S-K. This disclosure should include for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications.

Item 6. Executive Compensation, page 37
Employment Arrangements with Named Executive Officer, page 38

31.   You disclose that Drs. Arlen and Arlen and Mr. Gordon each receive a base salary of $450,000. Please expand your disclosure to clarify that prior to your February 19, 2010 amendments and pursuant to the respective employment agreements dated May 5, 2009, Drs. Arlen and Arlen and Mr. Gordon each received a base salary at the annual rate of $300,000 until July 1, 2009, at which time their base salary increased to $360,000.

Financial Statements

32.   Please provide updated financial information throughout the filing as required by Rule 8-08 of Regulation S-X.

Notes to Financial Statements
Note E – Acquisition of In-process Research and Development, page F-18

33.   Please revise your disclosure related to your acquired in-process research and
       development to address the following:
       a. The appraisal method used to value the patents and the underlying
          technology.
       b. The significant valuation assumptions, such as the following:
             i. Risk adjusted discount rate applied to cash flows;
            ii. The period in which material net cash inflows are expected to
                commence; and
           iii. The material anticipated changes from historical expense levels.
       c. The specific nature and fair value of each patent and significant in-process
          research and development project acquired.
       d. The completeness, complexity and uniqueness of the projects at the
          acquisition date.
       e. The nature, timing and estimated costs of the efforts necessary to complete
          the project, and the anticipated completion date.
       f. The risks and uncertainties associated with completing development on
          schedule, and consequences if it is not completed timely.
       g. Disclose the status of efforts to complete the project, and the impact of any
          delays on expected investment return, results of operations and financial
          condition.

Note I – Equity Transactions and Share-Based Compensation
[3] Warrants, page F-26

34.   Please disclose your assumptions utilized to determine the fair value of the
       warrants granted during the year ended December 31, 2008.

                    *   *   *   *   *

       As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please file your cover letter on EDGAR under the form type
label CORRESP. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staci Shannon at (202) 551-3374 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: John C. Partigan
        Mark A. Kass, Esq.
        Samuel E. Feigin, Esq.
        Nixon Peabody LLP
        401 9th Street, NW
        Suite 900
        Washington, DC 20004